21002412

SEC Mail Processing Section
MAR 03 2021
Washington, DC 410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapLink Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Pier Avenue, Suite 123
(No. and Street)

Hermosa Beach	CA	90254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA P.C
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Ste. 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Mibu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapLink Securities Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

see attachment for notary

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles } s.s.

Subscribed and sworn to (or affirmed) before me on this 1st day of March (Month), 2021, by Scott Mibu (Name of Signer (1)) and n/a (Name of Signer (2)), proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary Public

For other required information (Notary Name, Commission No. etc.)

MARTINA KUHFAL
Notary Public - California
Los Angeles County
Commission # 2312941
My Comm. Expires Dec 12, 2023

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Annual Audited Report Form X-17A-5 Part III

containing 2 pages, and dated 3-1-21

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
- [x] form(s) of identification
- [ ] credible witness(es)

Calif Driver Lic

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: 310 374 4420

Other

- [ ] Affiant(s) Thumbprint(s)
- [ ] Describe: ______

CapLink Securities Inc

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2020

Contents

CapLink Securities Inc

Independent Auditor's Opinion

For the Year-ended December 31, 2020

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Caplink Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Caplink Securities, Inc. as of December 31, 2020, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Caplink Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Caplink Securities, Inc.'s management. Our responsibility is to express an opinion on Caplink Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Caplink Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Caplink Securities, Inc.'s financial statements. The supplemental information is the responsibility of Caplink Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Caplink Securities, Inc.'s auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

February 26, 2021

CapLink Securities Inc

Financial Statements

For the Year-ended December 31, 2020

CapLink Securities Inc
Statement of Financial Condition
For the Year-Ended December 31, 2020

Assets

Cash	$	37,459
Other Assets - Prepaid		4,933
Total assets	$	42,392

Liabilities and Shareholders' Equity

Liabilities

Accounts payable and accrued expenses	$	1,562
Long Term Loan		29,100
Total liabilities		30,662

Shareholders' equity

Common stock, .001 par value; 10,000 shares authorized		
2,000 shares outstanding		2
Additional paid-in capital		41,443
Accumulated deficit		(29,715)
Total Shareholders' equity	$	11,730
Total Liabilities and Shareholders' equity	$	42,392

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Statement of Operations
For the Year-Ended December 31, 2020

Revenues		
Commissions	$	452,974
Other income		3,000
Total revenues		455,974
Expenses		
Commission expense		367,497
Professional fees		23,563
Legal fees		20,873
Regulatory fees		15,278
Rent		23,100
Other operating expenses		15,655
Total expenses		465,966
Net income before income tax provision		(9,992)
Income tax provision		800
Net loss	$	(10,792)

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Statement of Cash Flows
For the Year-Ended December 31, 2020

Cash flows from operating activities:		
Net income		$ (10,792)
Adjustments to reconcile net income to net cash (used in) operating activities:		
Decrease in assets:		
Commission Receivable	$ 7,500	
Prepaid Expense	$ 1,016	
Decrease in liabilities:		
Accounts payable and accrued expenses	(12)	
Commissons payable	(22,328)	
Total adjustments		(13,824)
Net cash used in operating activities		(24,616)
Net cash provided by financing activities		29,100
Net increase in cash		4,484
Cash at beginning of year		32,975
Cash at end of year		$ 37,459
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Statement of Changes in stockholders' equity
As of and for the Year-Ended December 31, 2020

	Common Stock		Additional Paid-in	Deficit	Total Shareholders'
	Shares	Par Value	Capital	Accumulated	Equity
Balance at January 1, 2020	2,000	$ 2	$ 41,443	$ (18,923)	$ 22,524
Shareholders contribution			-		-
Net loss				(10,792)	(10,792)
Balance at December 31, 2020	2,000	$ 2	$ 41,443	$ (29,715)	$ 11,730

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Notes to Financial Statements
As of and for the Year-Ended December 31, 2020

NOTE I - SIGNIFICANT ACCOUNTING POLICIES

Organization – CapLink Securities, Inc. (the "Company") was incorporated in the State of California on April 17, 2003 under the name Centara Capital Securities, Inc. Operations began July 2004. In August 2015, the Company changed their name to CapLink Securities, Inc. and filed the change with the Secretary of the State of California. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private Placements
- Third party marketing of alternative investments

Revenue Recognition – Third party marketing revenue is recognized in the form of quarterly fees that are earned as a percentage of the manager's fees assessed and earned on the assets in the various funds. Marketing fees are recognized in the month that the manager charges the quarterly fees on the assets in the funds. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. On October 29, 2013, the Company began conducting business under Rule 15c3-3(k)(2)(i).

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 3 - INCOME TAXES

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

NOTE 4 – EXEMPTION FROM THE SEC RULE 15C3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 5 – LEASE FOOTNOTE

The Company leases office space on a month-to-month basis. Rent expense for the year was $23,100.

NOTE 6 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary report under SEC Rule 17a-5(e)(4) for year ending December 31, 2020 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 7 – Concentration of Customers

The Company had two customers that accounted for approximately 55% and $250,786 of the total revenue for the year ended December 31, 2020.

NOTE 8 – Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule (SEC 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's applicable minimum net capital is the greater of $5,000 or 6-2/3% percent of total aggregated indebtedness. SEC 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $8,797 which was $3,797 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 40.49% at December 31, 2020.

Note 9 – Covid-19 and the CARES Act

In March 2020, Covid-19 virus spreading in the United States led to national a "Stay In Place" mandate. The US government offered small businesses monies under the CARES Act through the Paycheck Protection Program (PPP) and Economic Injury Disaster Loans (EIDL). All businesses awarded such loans are eligible to retain the monies and are not obligated to repay these loans if the funds are used in accordance to the rules and regulations prescribed by the CARES Act. These funds were provided in anticipation of financial need and not related to actual financial circumstances of the receiving company. The Company received a loan in the amount of $29,100.

NOTE 10 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 26, 2021, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CapLink Securities Inc

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2020

CapLink Securities Inc
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Computation of net capital		
Shareholders' equity	$ 11,730	
Total Shareholders' equity		$ 11,730
Add: Additions to capital		
Allowable credit	2,000	
PPP Loan		2,000
Total capita and allowable subordinated liability		$ 13,730
Less: Non-allowable assets		
Prepaid expense	4,933	
Total non-allowable assets		4,933
Net Capital		8,797
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 237	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 3,797
Ratio of aggregate indebtedness to net capital	40.49:1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2020.

CapLink Securities Inc
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Computation of Determination of Reserve

A computation of reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

CapLink Securities Inc

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2020

Independent Public Accountants Review Report on CapLink Securities Inc's Exemption

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Caplink Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Caplink Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Caplink Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Caplink Securities, Inc. stated that Caplink Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Caplink Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Caplink Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021

CapLink Securities Inc
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

CapLink
SECURITIES, INC.

January 27, 2021

Michael Coglianese, CPA
125 E. Lake Street, Suite 303
Bloomingdale, IL 60108

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, CapLink Securities Inc.;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;

2. We have met the identified exemption from January 1, 2020 through December 31, 2020, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Sincerely,

Scott Mibu
President
CapLink Securities, Inc.

200 PIER AVE. SUITE 123 HERMOSA BEACH, CA 90254